SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)1

Orexigen Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

686164 10 4
(CUSIP Number)
Domain Associates, L.L.C.	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Kathleen K. Schoemaker	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSON Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,580,065*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,580,065*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,580,065*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14.		TYPE OF REPORTING PERSON PN

* Including shares issuable upon exercise of presently-exercisable Warrants to Purchase Common Stock.

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSON DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 129,463*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 129,463*
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,463*
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.		TYPE OF REPORTING PERSON PN

* Including shares issuable upon exercise of presently-exercisable Warrants to Purchase Common Stock.

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSON Domain Partners V, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,543,832
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,543,832
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,543,832
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSON DP V Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 83,975
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 83,975
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,975
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.		TYPE OF REPORTING PERSON PN

CUSIP No. 686164 10 4

1.		NAME OF REPORTING PERSON Domain Associates, LL.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,963
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,963
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,963
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 686164 10 4

AMENDMENT NO. 3 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Commission on July 30, 2009, Amendment No. 1 thereto filed on August 20, 2009 and Amendment No. 2 thereto filed on December 3, 2009 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 2.     Identity and Background.

Item 2 is hereby amended to add Kim P. Kamdar as a managing member of DA.

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

 On December 15, 2011, the Issuer entered into a purchase agreement with Leerink Swann LLC as the sole underwriter, relating to the issuance and sale of 5,646,173 units (the “Offering”), with each unit consisting of one share of Common Stock and a warrant to purchase ten shares of Common Stock (a “Warrant”). The purchase price was $1.45 per share of Common Stock and $14.49 per Warrant, which together comprised the purchase price of $15.94 per unit. Each Warrant has an exercise price of $0.001 per share, is exercisable immediately after the date of issuance and will expire ten years from the date of issuance. The shares of Common Stock and the Warrants were purchased together in the Offering but are immediately separable and were issued separately. The Offering was made pursuant to the Issuer’s effective shelf registration statement on Form S-3 (Registration Statement No. 333-161736) filed on September 17, 2009 with and declared effective by the Commission, and a Prospectus Supplement Pursuant to Rule 424(b)(5) filed with the Commission on December 15, 2011 (the “Prospectus Supplement”). The Offering closed on December 22, 2011, and on such date DP VII and DP VII A acquired an aggregate 469,147 units, consisting of  469,147 shares of Common Stock and  469,147 Warrants.  The source of funds for such purchase was the working capital of DP VII and DP VII A.  A copy of the form of Warrant was filed as Exhibit 4.1 to the Issuer’s Report on Form 8-K dated and filed with the Commission on December 15, 2011, and is incorporated herein as Exhibit A by reference thereto.

Item 5.     Interest in Securities of the Issuer.

Item 5 (a) is hereby amended and restated to read in its entirety as follows:

The information below is based on a total of 48,084,692 shares reported in the Prospectus Supplement referred to in Item 3 above to be outstanding after the completion of the Offering, and gives effect to the exercise of all Warrants held by DP VII and DP VII A.

(a)  DP VII directly beneficially owns 7,580,065 shares of Common Stock, or approximately 14.4% of the Common Stock outstanding.  DP VII A directly beneficially owns 129,463 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.  OPSA VII, as the general partner of DP VII and DP VII A, may be deemed to indirectly beneficially own the securities owned by DP VII and DP VII A.  DP V directly beneficially owns 3,543,832 shares of Common Stock, or approximately 7.4% of the Common Stock outstanding.  DP V A directly beneficially owns 83,975 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.  OPSA V, as the general partner of DP V and DP V A, may be deemed to indirectly beneficially own the securities owned by DP V and DP V A.  DA directly beneficially owns 1,963 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

James C. Blair directly beneficially owns 19,373 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.  Brian H. Dovey directly beneficially owns 89,294 shares of Common Stock (including 69,166 shares issuable upon exercise of vested stock options), or approximately 0.2% of the Common Stock outstanding.  Jesse I. Treu directly beneficially owns 15,096 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.  Jesse I. Treu also indirectly beneficially owns, through Treu Associates, L.P., 14,090 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.  Kathleen K. Schoemaker directly beneficially owns 9,058 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.  Nicole Vitullo directly beneficially owns 3,019 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.  Brian K. Halak directly beneficially owns 4,529 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

Item 7.     Material to be Filed as Exhibits.

Exhibit A - Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Report on Form 8-K dated and filed with the Commission on December 15, 2011)

CUSIP No. 686164 10 4

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2012

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner

By:	/s/ Kathleen K. Schoemaker
Managing Member

DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner

By:	/s/ Kathleen K. Schoemaker
Managing Member

DOMAIN PARTNERS V, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner

By:	/s/ Kathleen K. Schoemaker
Managing Member

DP V ASSOCIATES, L.P.
By:	One Palmer Square Associates V, L.L.C., General Partner

By:	/s/ Kathleen K. Schoemaker
Managing Member

DOMAIN ASSOCIATES, L.L.C.

By:	/s/ Kathleen K. Schoemaker
Managing Member